SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               ------------------

                                  SCHEDULE 13D
                                (Amendment No. 1)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         RINO INTERNATIONAL CORPORATION
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   46988M 20 9
                                   -----------
                                 (CUSIP Number)

                           Bank of America Corporation
                        Bank of America Corporate Center
                             100 North Tryon Street
                         Charlotte, North Carolina 28255
                               Angelina Richardson
                                  980-388-8434
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 14, 2009
                                 ---------------
             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                           ---------------------------

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 7 pages

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CUSIP No. 46988M 20 9                                  Page 2 of 7 pages
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--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        BANK OF AMERICA CORPORATION                      56-0906609

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|_|

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3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        WC

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0

                        --------------------------------------------------------
      NUMBER OF         8       SHARED VOTING POWER
        SHARES                  1,252,742
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                 0
       PERSON
        WITH           --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                1,252,742

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,252,742

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.99%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO

--------------------------------------------------------------------------------

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CUSIP No. 46988M 20 9                                  Page 3 of 7 pages
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        BLUE RIDGE INVESTMENTS, L.L.C.                   56-1970824

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        WC

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0

                        --------------------------------------------------------
      NUMBER OF         8       SHARED VOTING POWER
        SHARES                  1,252,742
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                 0
       PERSON
        WITH            --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                1,252,742

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,252,742

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.99%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          OO

--------------------------------------------------------------------------------

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CUSIP No. 46988M 20 9                                  Page 4 of 7 pages
----------------------------                           -------------------------


INTRODUCTION

      This Amendment No. 1 relates to the Schedule 13D filed on behalf of Bank of America Corporation, a Delaware corporation ("Bank of America"), and Blue Ridge Investments, L.L.C., a Delaware limited liability company ("Blue Ridge" and, together with Bank of America, the "Reporting Persons") on October 15, 2007 (the "Schedule 13D"), relating to the Common Stock, $.01 par value per share (the "Common Stock"), of RINO International Corporation (formerly known as Jade Mountain Corporation), a Nevada corporation (the "Issuer").

Items 5 and 7 of the Schedule 13D are hereby amended and restated as follows:

Item 5.     Interest in Securities of the Issuer

      (a) Blue Ridge directly beneficially owns, Bank of America may be deemed to beneficially own by virtue of its owning 99 percent of the outstanding membership interests of Blue Ridge and NB Holdings, a wholly owned, non-bank subsidiary of Bank of America, may be deemed to beneficially own by virtue of its owning one percent of the outstanding membership interests of Blue Ridge, 1,252,742 shares of Common Stock of the Issuer, representing approximately 4.99% of outstanding Common Stock.

            Except as set forth in this Item 5(a), the Reporting Persons do not beneficially own any Common Stock.

      (b) The Reporting Persons have shared power to vote or direct the vote and to dispose or to direct the disposition of the Common Stock reported hereby.

      (c) Except as set forth below, none of the Reporting Persons has effected any transaction in the Common Stock during the past sixty days:

            On August 13, 2009, Blue Ridge sold 225,000 shares of Common Stock of the Issuer at an average price of $14.3753 per share.

            On August 14, 2009, Blue Ridge sold 104,972 shares of Common Stock of the Issuer at an average price of $13.3058 per share.

            On August 17, 2009, Blue Ridge sold 203,000 shares of Common Stock of the Issuer at an average price of $11.2799 per share.

            Each of the sales on August 13, 2009, August 14, 2009 and August 17, 2009 was effected through brokers' transactions pursuant to Rule 144 of the Securities Act of 1933, as amended.

      (d)   Not applicable.

      (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on August 17, 2009. Accordingly, this is the Reporting Persons' final amendment to the Schedule 13D and is an exit filing.

Item 7.     Material to Be Filed as Exhibits

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CUSIP No. 46988M 20 9                                  Page 5 of 7 pages
----------------------------                           -------------------------


Exhibit     Name
-------     ----

99.1 Joint Filing Agreement, dated as of August 17, 2009 by and among Bank of America and Blue Ridge.

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CUSIP No. 46988M 20 9                                  Page 6 of 7 pages
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                                    SIGNATURE

      After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 17, 2009


                                     BANK OF AMERICA CORPORATION


                                     By: /s/ Angelina Richardson
                                         ---------------------------------
                                     Name: Angelina Richardson
                                     Title: Vice President



                                     BLUE RIDGE INVESTMENTS, L.L.C.


                                     By: /s/ Daven Patel
                                         ---------------------------------
                                     Name: Daven Patel
                                     Title: Vice President